19010825

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69929

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BUMPED FINANCIAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6420 SW MACADAM AVE, SUITE 150
(No. and Street)

PORTLAND (City) OREGON (State) 97239 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JEFFREY PRESS (503-765-7005)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE LLP
(Name – *if individual, state last, first, middle name*)

555 MISSION STREET, SUITE 1400 (Address) SAN FRANCISCO (City) CALIFORNIA (State) 94105 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

STATE OF OREGON

COUNTY OF MULTNOMAH

This instrument was acknowledged before me on 22nd Feb 2019 (date) by Jeffrey Press (name(s) of person(s))

[signature]

Notary Public

Print Name: JACK ANDREWS

My Commission Expires: 06/19/2022

OFFICIAL STA
JACK ANDR
NOTARY PUBLIC -
COMMISSION NO
MY COMMISSION EXPIRES J

OATH OR AFFIRMATION

I, Jeffrey Press, affirm (or swear) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Bumped Financial LLC as of and for the year ended December 31, 2018, are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Jeff Press

Date 2/22/19

Title President

/S
EGON
5188
19, 2022

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
Bumped Financial LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bumped Financial LLC (the "Company") as of December 31, 2018, and the related statements of income, cash flows and changes in member's equity for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules I and II listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 22, 2019

We have served as the Company's auditor since 2018.

Bumped Financial LLC
Statement of Financial Condition

As of December 31, 2018

ASSETS

Cash and cash equivalents	$ 92,761
Deposits with clearing organization	250,214
Securities owned	11,594
Prepaid expenses	30,449
Due from related party	51,814
Total assets	$ 436,832

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 25,491
Total liabilities	25,491
Member's equity	
Member's equity	411,341
Total liabilities and member's equity	$ 436,832

See Accompanying Notes to Financial Statements

For the Year Ended December 31, 2018

Revenue		
Service revenue (Note 3)	$	577,324
Interest and dividend income		783
Loss on firm securities accounts		(2,917)
Total revenue		575,190
Operating expenses		
Compensation and benefits (Note 3)		278,810
Clearing and servicing		92,368
Professional fees (Note 3)		119,386
Regulatory fees		24,510
Software expense (Note 3)		28,774
Occupancy and equipment expense (Note 3)		5,000
Other operating expenses (Note 3)		14,991
		563,839
Net income	$	11,351

See Accompanying Notes to Financial Statements

For the Year Ended December 31, 2018

Balance at January 1, 2018	$	399,990
Net income		11,351
Balance at December 31, 2018	$	411,341

See Accompanying Notes to Financial Statements

Bumped Financial LLC
Statement of Cash Flows

For the Year Ended December 31, 2018

Cash flows from operating activities	
Net income	$ 11,351
Adjustments to reconcile net income to net cash used in operating activities	
Change in assets and liabilities	
Increase in deposit with clearing organization	(250,214)
Increase in securities owned	(11,594)
Increase in prepaid expenses	(30,449)
Increase in due from related party	(51,814)
Increase in accounts payable and accrued expenses	25,491
Net cash used in operating activities	(307,229)
Net cash used in investing activities	-
Net cash used in financing activities	-
Net change in cash and cash equivalents	(307,229)
Cash and cash equivalents at beginning of year	399,990
Cash and cash equivalents at end of year	$ 92,761

See Accompanying Notes to Financial Statements

Note 1: Organization and Nature of Operations

Bumped Financial LLC (the "Company") is a Delaware limited liability company formed on March 3, 2017, and is a wholly owned subsidiary of Bumped Inc. (the "Parent"). The primary business of the Company is to transact trades in securities on behalf of the Parent and users of the Parent's mobile application. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(2)ii.

Pursuant to the Company's operating agreement, the Company will dissolve, and its affairs shall be wound up, upon the first to occur of the following: a) the dissolution of, or the occurrence of any other event which terminates the continued membership of the Parent; b) the written agreement of the Parent that the Company be terminated; or c) the entry of a decree of judicial dissolution of the Company under the Delaware Limited Liability Act.

The Company does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a- 5(c)(4). The Company claims an exemption from Rule 15c3-3 under the provisions of 15c3-3(k)(2)(ii) and clears all transactions through a clearing broker-dealer on a fully disclosed basis.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Basis of presentation:
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Revenue:
The Company's primary source of revenue is derived from an Administrative Service Agreement with the Company's Parent where the Parent pays the Company 102% of all of the Company's expenses.

Cash and cash equivalents:
The Company considers all highly liquid investments that mature in three months or less from the time of acquisition to be cash equivalents. Cash and cash equivalents include deposits with banks, deposits with brokerage firms, and money market funds.

Deposits with clearing organization
Securities transactions are executed through a clearing broker on a fully-disclosed basis. Deposit with the clearing organization represent cash deposited with a clearing organization for the purpose of supporting clearing and settlement activities.

Fair Value Measurements:
Securities owned are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, restricted cash, the receivable from clearing broker and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent repricing.

	Fair value	Fair value measurement using Level 1	Level 2	Level 3
Assets:				
Equity securities	11,594	11,594	-	-
Total	$ 11,594	$ 11,594	$ -	$ -

Level 1: Unadjusted quote prices in active markets for identical assets or liabilities that are accessible by the Company.

Level 2: Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Unobservable inputs that are significant to the fair value of the assets or liabilities. The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the assets or liability.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were no transfers between levels during the year ended December 31, 2018.

Securities owned:
Securities owned are stocks of publicly traded securities that are held to enable the Company to shorten the fulfillment time of these securities to the Parent and ultimately the users of the Parent's mobile application. Securities owned are recorded at Fair Market Value with realized and unrealized gains and losses reported as operating revenue of the Company. As the purpose of these securities are for operating purposes, they are reported as an operating activity on the statement of cash flows.

Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes:
The Company is a single member limited liability company and is treated as a disregarded entity for federal tax purposes. Accordingly, it does not file any tax returns but its taxable income is reported as part of its Parents's tax return. FASB guidance recognizes the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. Through December 31, 2018, management has determined that there are no material uncertain income tax positions. The Parent is generally not subject to tax examinations by U.S. federal or state authorities for tax years before 2015.

Note 3: Related Party Transactions

The Company is party to an Administrative Services Agreement and Amendment with the Parent, effective February 12, 2018, as amended (the "Service Agreement"). The Service Agreement allows the Parent to provide certain services to the Company and allocated certain direct and indirect expenses to the Company.

Under the Services Agreement, the Parent allocates to the Company a pro-rata amount of compensation and benefits of Parent personnel performing functions in support of the Company, occupancy costs, including rent, technology and communication costs, utilities, professional services, travel and entertainment, insurance, taxes, regulatory filing fees, computer and software expenses, and general administration expenses, including office supplies, telephone, internet, payroll processing fee, and employee events. The pro-rata allocation of these costs is based on an estimated amount of the use of such services by the Company, which is reviewed at least annually.

The Parent allocated the following pro-rata amounts to the Company:

Year Ended December 31, 2018

Compensation benefits	$	278,810
Professional fees		63,699
Software expense		28,754
Occupancy and equipment expense		5,000
Other operating expenses		7,359
Total	$	383,622

These costs are recorded as due to related party on the Company's books. Furthermore, in consideration for the services provided by the Company the Parent pays the Company 102% of all the Company's operating expenses. The 102% of operating expenses charged to the Parent is recorded as services revenue on the accompanying financial statements. The allocated costs and the service revenue are settled on a net basis monthly.

Note 4: Contingencies and Other Regulatory Matters

Legal Matters:
The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial statements.

Regulatory Matters:
The Company operates as a SEC registered securities broker-dealer and Financial Industry Regulatory Authority ("FINRA") member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company. Management is not aware of any such claims or disciplinary actions as of December 31, 2018.

Note 5: Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU" 2014-09, Revenue from Contracts with Customers (Topic 606). ASU 2014-09 completes the joint effort by the FASB and International Accounting Standards Board (IASB) to improve financial reporting by creating common revenue recognition guidance for GAAP and International Financial Reporting Standards (IFRS). In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)." ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016- 10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing." ASU 2016-10 clarifies the implementation guidance on identifying performance obligations. These ASUs apply to all companies that enter into contracts with customers to transfer goods or services. These ASUs are effective for public entities for interim and annual reporting periods beginning after December 15, 2017. The Company adopted this guidance starting with the first quarter of fiscal year 2018. Entities have the choice to apply these ASUs either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these standards at the date of initial application and not adjusting comparative information. The impact of adoption was not material.

In February 2016, the FASB issued ASU No. 2016-02 (ASU 2016-02), Leases (Topic 842) effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The ASU is to be applied using a modified retrospective approach with optional practical expedients and other special transition provisions. Early adoption is permitted. The ASU supersedes FASB ASC 840, Leases, and adds FASB ASC 842. It also amends and supersedes a number of other paragraphs throughout the FASB ASC. Management on an ongoing basis reviews the impact the adoption of ASU 2016-02 will have on the Company's financial statements. Management has concluded that the impact of this pronouncement will not be material to its financial statements.

Note 6: Concentration of Credit Risk

The majority of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its clearing organization. The Company's management does not believe the credit risk associated with its cash and cash equivalents and deposits with clearing organization is significant due to the financial stability of such financial institutions.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 as a first year broker-dealer. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $327,399 which was $227,399 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness to net capital was 7.79%, which is less than the 12.50% maximum ratio allowed of a first year broker/dealer.

Note 8: Subsequent Events

Management has reviewed events occurring through February 22, 2019, the date the financial statements were available to be issued. The Company has determined that there were no material subsequent events that require disclosure in the financial statements.

As of December 31, 2018

Total member equity from statement of financial condition	$	411,341
Deduct member equity not allowable for net capital		-0-
Total member equity qualified for net capital		411,341
Additions		-0-
Total capital and allowable subordinated liabilities		411,341
Deductions and/or charges:		
Total non-allowable assets from Balance Sheet		(82,203)
Total deductions and charges		(82,203)
Net capital before haircuts on security positions		329,138
Haircuts on securities:		
Other securities		(1,739)
Total haircuts on securities		(1,739)
Net capital	$	327,399
Aggregate Indebtedness	$	25,491
Minimum net capital required (12.50% of aggregate indebtedness)		3,186
Minimum dollar net capital required		100,000
Net capital requirement (greater of above)		100,000
Excess net capital	$	227,399
Ratio of aggregate indebtedness to net capital		7.79%

As of December 31, 2018

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in (k)(2)(ii) of the Rule.

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of
Bumped Financial LLC:

We have reviewed management's statements, included in the accompanying Bumped Financial LLC Exemption Report, in which (1) Bumped Financial LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2018 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

February 22, 2019

Bumped Financial LLC's Exemption Report

Bumped Financial LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k) 2 (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Bumped Financial LLC

I, Jeffrey Press, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________________

Title: President

February 22, 2019

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member and Board of Directors of Bumped Financial LLC:

We have performed the procedures enumerated below, which were agreed to by Bumped Financial LLC (the "Company") and the Securities Investor Protection Corporation (SIPC) (the "specified parties"), solely to assist the specified parties with respect to evaluating the Company's compliance with the applicable SIPC instructions as it relates to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018, and in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and the SIPC Series 600 Rules. Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts reported on the audited Form X-17A-5 for the year ended December 31, 2018, with the amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting the following two differences: (1) $66,761 related to the Company reporting monthly instead of quarterly amounts on their June 2018 FOCUS Report and (2) $25,682 related to post-closing adjustments to service revenue.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable SIPC instructions as it relates to the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2018. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties and is not intended to be, and should not be, used by anyone other than the specified parties.

Deloitte & Touche LLP

February 22, 2019

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended 12/31/2018

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for **purposes of the audit requirement of SEC Rule 17a-5:**

14*18*******7547**********MIXED AADC 220
8***29 FINRA DEC
BUMPED FINANCIAL LLC
6420 SW MACADAM AVE STE 182
PORTLAND, OR 97239-3517

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 611.97

B. Less payment made with SIPC-6 filed (exclude interest) (4.68)

Date Paid

C. Less prior overpayment applied 0

D. Assessment balance due or (overpayment) 606.32

E. Interest computed on late payment (see instruction E) for ___ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 606.32

G. PAYMENT: √ the box
Check mailed to P.O. Box ☒ Funds Wired ☐ ACH ☐ $ 606.32
Total (must be same as F above)

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Bumped Financial LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 20th day of February, 20 19.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ___ Received ___ Reviewed ___

Calculations ___ Documentation ___ Forward Copy ___

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 572324

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a. 783

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 92368

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 76196

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 783

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii) 783

Total deductions 169347

2d. SIPC Net Operating Revenues $ 402977

2e. General Assessment @ .0015 $ 611

(to page 1, line 2.A.)

Deloitte.

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel: +1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Board of Directors of Bumped Financial LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Bumped Financial LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 22, 2019

We have served as the Company's auditor since 2018.

Bumped Financial LLC
Statement of Financial Condition

As of December 31, 2018

ASSETS		
Cash and cash equivalents	$	92,761
Deposits with clearing organization		250,214
Securities owned		11,594
Prepaid expenses		30,449
Due from related party		51,814
Total assets	$	436,832
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	25,491
Total liabilities		25,491
Member's equity		
Member's equity		411,341
Total liabilities and member's equity	$	436,832

The accompanying notes are an integral part of this Statement of Financial Condition

Note 1: Organization and Nature of Operations

Bumped Financial LLC (the "Company") is a Delaware limited liability company formed on March 3, 2017, and is a wholly owned subsidiary of Bumped Inc. (the "Parent"). The primary business of the Company is to transact trades in securities on behalf of the Parent and users of the Parent's mobile application. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer under the Securities Exchange Act of 1934 and operates pursuant to Rule 15c3-1(a)(2)ii.

Pursuant to the Company's operating agreement, the Company will dissolve, and its affairs shall be wound up, upon the first to occur of the following: a) the dissolution of, or the occurrence of any other event which terminates the continued membership of the Parent; b) the written agreement of the Parent that the Company be terminated; or c) the entry of a decree of judicial dissolution of the Company under the Delaware Limited Liability Act.

The Company does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a- 5(c)(4). The Company claims an exemption from Rule 15c3-3 under the provisions of 15c3-3(k)(2)(ii) and clears all transactions through a clearing broker-dealer on a fully disclosed basis.

Note 2: Basis of Presentation and Summary of Significant Accounting Policies

Basis of presentation:
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Cash and cash equivalents:
The Company considers all highly liquid investments that mature in three months or less from the time of acquisition to be cash equivalents. Cash and cash equivalents include deposits with banks, deposits with brokerage firms, and money market funds.

Deposits with clearing organization
Securities transactions are executed through a clearing broker on a fully-disclosed basis. Deposit with the clearing organization represent cash deposited with a clearing organization for the purpose of supporting clearing and settlement activities.

Fair Value Measurements:
Securities owned are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, restricted cash, the receivable from clearing broker and certain other assets, are recorded at their cost or contract amount, which is considered by management to approximate their fair value as they are short-term in nature and are subject to frequent repricing.

		Fair value measurement using		
	Fair value	Level 1	Level 2	Level 3
Assets:				
Equity securities	11,594	11,594	-	-
Total	$ 11,594	$ 11,594	$ -	$ -

Level 1: Unadjusted quote prices in active markets for identical assets or liabilities that are accessible by the Company.

Level 2: Quoted prices for similar assets and liabilities in an active market, quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3: Unobservable inputs that are significant to the fair value of the assets or liabilities. The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the assets or liability.

Transfers between levels of the fair value hierarchy are recognized at the beginning of the reporting period. There were no transfers between levels during the year ended December 31, 2018.

Securities owned:
Securities owned are stocks of publicly traded securities that are held to enable the Company to shorten the fulfillment time of these securities to the Parent and ultimately the users of the Parent's mobile application. Securities owned are recorded at Fair Market Value.

Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Note 3: Related Party Transactions

The Company is party to an Administrative Services Agreement and Amendment with the Parent, effective February 12, 2018, as amended (the "Service Agreement"). The Service Agreement allows the Parent to provide certain services to the Company and allocated certain direct and indirect expenses to the Company.

Under the Services Agreement, the Parent allocates to the Company a pro-rata amount of compensation and benefits of Parent personnel performing functions in support of the Company, occupancy costs, including rent, technology and communication costs, utilities, professional services, travel and entertainment, insurance, taxes, regulatory filing fees, computer and software expenses, and general administration expenses, including office supplies, telephone, internet, payroll processing fee, and employee events. The pro-rata allocation of these costs is based on an estimated amount of the use of such services by the Company, which is reviewed at least annually.

The Parent allocated the following pro-rata amounts to the Company:

Year Ended December 31, 2018

Compensation benefits	$	278,810
Professional fees		63,699
Software expense		28,754
Occupancy and equipment expense		5,000
Other operating expenses		7,359
Total	$	383,622

These costs are recorded as due to related party on the Company's books. Furthermore, in consideration for the services provided by the Company the Parent pays the Company 102% of all the Company's operating expenses. The allocated costs and the service revenue are settled on a net basis monthly.

Note 4: Contingencies and Other Regulatory Matters

Legal Matters:
The Company reviews its legal and regulatory inquiries on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. The Company establishes an accrual for losses at its best estimate when it assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company monitors these matters for developments that would affect the likelihood of a loss and the accrued amount, if any, and adjusts the amount as appropriate. Although occasional adverse decisions or settlements may occur, the Company believes that the final disposition of such matters will not have a material adverse effect on the Company's financial statements.

Regulatory Matters:
The Company operates as a SEC registered securities broker-dealer and Financial Industry Regulatory Authority ("FINRA") member. Accordingly, the Company is subject to periodic regulatory examinations and inspections. Compliance and private company transaction issues that are reported to regulators, such as FINRA and the SEC, by dissatisfied clients or others are investigated by such regulators, and may, if pursued, result in formal claims being filed against the Company by clients or disciplinary action being taken against the Company or its employees by regulators. Any such claims or disciplinary actions that are decided against the Company could have a material impact on the financial results of the Company. Management is not aware of any such claims or disciplinary actions as of December 31, 2018.

Note 5: Recently Issued Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update ("ASU" 2014-09), Revenue from Contracts with Customers (Topic 606). ASU 2014-09 completes the joint effort by the FASB and International Accounting Standards Board (IASB) to improve financial reporting by creating common revenue recognition guidance for GAAP and International Financial Reporting Standards (IFRS). In March 2016, the FASB issued ASU 2016-08, "Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net)." ASU 2016-08 clarifies the implementation guidance on principal versus agent considerations. In April 2016, the FASB issued ASU 2016- 10, "Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing." ASU 2016-10 clarifies the implementation guidance on identifying performance obligations. These ASUs apply to all companies that enter into contracts with customers to transfer goods or services. These ASUs are effective for public entities for interim and annual reporting periods beginning after December 15, 2017. The Company adopted this guidance starting with the first quarter of fiscal year 2018. Entities have the choice to apply these ASUs either retrospectively to each reporting period presented or by recognizing the cumulative effect of applying these standards at the date of initial application and not adjusting comparative information. The impact of adoption was not material.

In February 2016, the FASB issued ASU No. 2016-02 (ASU 2016-02), Leases (Topic 842) effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods. The ASU is to be applied using a modified retrospective approach with optional practical expedients and other special transition provisions. Early adoption is permitted. The ASU supersedes FASB ASC 840, Leases, and adds FASB ASC 842. It also amends and supersedes a number of other paragraphs throughout the FASB ASC. Management on an ongoing basis reviews the impact the adoption of ASU 2016-02 will have on the Company's financial statements. Management has concluded that the impact of this pronouncement will not be material to its financial statements.

Note 6: Concentration of Credit Risk

The majority of the Company's cash and cash equivalents are held at a single financial institution in both money market and non-interest bearing accounts. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company also maintains balances with its clearing organization. The Company's management does not believe the credit risk associated with its cash and cash equivalents and deposits with clearing organization is significant due to the financial stability of such financial institutions.

Note 7: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 as a first year broker-dealer. Net capital and aggregate indebtedness change day to day, but on December 31, 2018, the Company had net capital of $327,399 which was $227,399 in excess of its required net capital of $100,000; and the Company's ratio of aggregate indebtedness to net capital was 7.79%, which is less than the 12.50% maximum ratio allowed of a first year broker/dealer.

Note 8: Subsequent Events

Management has reviewed events occurring through February 22, 2019, the date the financial statements were available to be issued. The Company has determined that there were no material subsequent events that require disclosure in the financial statements.

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